EXHIBIT 4.23

                                                       May 2, 2004

Industrial Development Bank of Israel Ltd.

Dear Sirs,

                        Re: E-SIM LTD. - CONVERTIBLE DEBENTURE - AMENDMENT NO. 3

We hereby confirm our agreement to the amendment of the Convertible Debenture Agreement dated November 30, 2000, as amended on August 12, 2002 and further amended by Amendment No. 2 dated February 15, 2004 (the "CD"), as follows:

1. The definitions "Extension Quantity", "Fourth Extension Quantity" and "Fifth Extension Quantity" as appearing in Section 1 of amendment no. 2 of the Convertible Debenture, dated February 15, 2004, shall be replaced by the following definitions which shall be the operative and definitive ones:

     "EXTENSION QUANTITY" - the sum of the First Extension Quantity, the Second Extension Quantity, the Third Extension Quantity, the Fourth Extension Quantity and the Fifth Extension Quantity.

     "FOURTH EXTENSION QUANTITY" 110,000 (one hundred and ten thousand) of the Borrower's Ordinary Shares (the "First Part of the Fourth Extension Quantity").

     "FIFTH EXTENSION QUANTITY" 110,000 (one hundred and ten thousand) of the borrowers Ordinary Shares.

2.   In section 2.1, after the second sentence the following shall be added:
     "The right to exercise the Fourth Extension Quantity shall vest immediately after execution of the payment due by the borrower and the waiver by the bank as determined in clause 2.1 of the Amendment No. 2 of Additional Conditions for Granting Credits dated February 15, 2004 as amended by Amendment No. 3 dated May 2, 2004. The right to exercise the Fifth Extension Quantity shall vest immediately after execution of the payment due by the borrower and the waiver by the bank as determined in clause 2.2 of the Amendment No. 2 of Additional Conditions for Granting Credits dated February 15, 2004 as amended by Amendment No. 3 dated May 2, 2004."

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3.   Except for the above, all the terms and conditions of the convertible debenture dated November 30, 2000 as amended on August 12, 2002 and amended further on February 15, 2004 remain unchanged.

Please confirm your agreement to the above amendments to the CD.

                                                Yours sincerely,

                                                e-SIM Ltd.

                                                By:    _______________

                                                Title: _______________

We confirm our agreement to the above amendments to the CD.

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
Signature 1:____________________________               Signature 2:___________________________
INDUSTRIAL DEVELOPMENT BANK OF ISRAEL, LTD.            INDUSTRIAL DEVELOPMENT BANK OF ISRAEL, LTD.

By: _________________                                  By: _________________

Title: ______________                                  Title: ______________
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